Shareholder meeting

The Fund held a Special Meeting of Shareholders on March 15, 2017. The following proposal was considered by the shareholders:

Proposal: Approve an Agreement and Plan of Reorganization between Alpha Opportunities Fund and Mid Cap Stock Fund

THE PROPOSAL PASSED ON March 15, 2017.

For	Against	Abstain
23,300,808.948	0	0